Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

lasmith@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5304	facsimile:	(713) 651-5246

April 20, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: John Cash

Dear Ladies and Gentlemen:

      By letter dated April 13, 2005, the Commission’s Staff provided comments to our client, Friedman Industries, Incorporated, a Texas corporation (the “Company”), relating to Item 4.02 of its Form 8-K filed February 11, 2005. On behalf of the Company, based on our discussions with the Company and its independent public accountants, set forth below are the Company’s responses to the Staff’s comments.

1. Your Form 10-Q/A for the period ended September 30, 2004 does not include a note to the financial statements that includes the following:

•	a clear description of the nature of and reason for the change and

•	the amounts, as reported and as restated, to the extent that the error affected the balance sheet, statements of earnings, and statements of cash flows.

Please amend your Form 10-Q/A for the period ended September 30, 2004 to include this information. Please ensure you include updated signatures and certifications in your amended Form 10-Q/A. Refer to paragraph 36 of APB 20.

Response: Amendment No. 2 to the Company’s Form 10-Q for the period ended September 30, 2004 is being filed simultaneously herewith to provide the requested information.

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich

April 20, 2005

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response: Attached to this letter is a statement from the Company making the requested acknowledgements.

      If you have any additional comments or questions, please telephone the undersigned at (713) 651-5304.

Very truly yours,

/s/ Laura Ann Smith

Laura Ann Smith

cc:	Ben Harper (FRD)
Steve Brown (E&Y)
Robert E. Wilson (Firm)

FRIEDMAN INDUSTRIES, INCORPORATED
ACKNOWLEDGMENT

     As requested in the letter dated April 13, 2005 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Friedman Industries, Incorporated (the “Company”) relating to Item 4.02 of the Company’s Form 8-K filed February 11, 2005, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 19, 2005

FRIEDMAN INDUSTRIES, INCORPORATED
By:	/s/ Ben Harper
	Name:	Ben Harper
	Title:	Senior Vice President - Finance